Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

November 19, 2018

VIA EDGAR

Ashley Vroman-Lee, Esq., Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     OFS Credit Company, Inc.
Registration Statement on Form N-2, filed on November 19, 2018

Dear Ms. Vroman-Lee:
On behalf of OFS Credit Company, Inc. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration on Form N-2, filed with the Commission concurrently herewith (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).
The disclosure contained in the Registration Statement contains no material changes from the disclosure included the Company’s registration statement on Form N-2 (File Nos. 333-220794 and 811-23299) (the “Initial Registration Statement”), initially filed with the Commission on October 4, 2017 and declared effective on October 4, 2018, except for (i) revisions reflecting the Company’s offering of shares of preferred stock and (ii) revisions reflecting material developments relating to the Company since the effective date of the Initial Registration Statement.
*    *    *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Vlad M. Bulkin at (202) 383-0815.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus
cc:    Tod Reichert, OFS Capital Management, LLC
Vlad M. Bulkin, Eversheds Sutherland (US) LLP

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.